UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                            SEC File Number 005-50985
                               Cusip # 37517W-10-7

                           NOTIFICATION OF LATE FILING

(Check One):
|X| Form 10-K Form 20-F Form 11-K Form 10-Q Form 10-D Form N-SAR Form N-CSR
            For Period Ended: December 31, 2006


            |_| Transition Report on Form 10-K
            |_| Transition Report on Form 20-F
            |_| Transition Report on Form 11-K
            |_| Transition Report on Form 10-Q
            |_| Transition Report on Form N-SAR

            For the Transition Period Ended: N/A


      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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                          PART I-REGISTRANT INFORMATION

                              GigaBeam Corporation
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                             Full Name of Registrant

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                            Former Name if Applicable

                         470 Springpark Place, Suite 900
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            Address of Principal Executive Office (Street and Number)

                             Herndon, Virginia 20170
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                           (City, State and Zip Code)

                        PART II - RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                               PART III -NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

The registrant could not complete its annual report on Form 10-KSB for the year ended December 31, 2006 on a timely basis due to unanticipated delays arising in connection with its preparation.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Leighton J. Stephenson       571                 283-6200       .
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         (Name)                 (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


      The registrant estimates that its results of operations for the year ended December 31, 2006 as reflected in its statements of operations to be included in its Form 10-KSB for the year ended December 31, 2006 will reflect the following:
For the year ended December 31, 2006, sales totaled $4,823,914, primarily from the sales of the registrant's WiFiber G series GigE products. For the year ended December 31, 2005, sales totaled $1,196,512, primarily from the sales of the registrant's WiFiber II Series GigE products. Initial sales were recorded in the quarter ended June 30, 2005.

      Gross margin from sales for the year ended December 31, 2006 was approximately 20% The overall margin percentage was affected by allocations of manufacturing overhead over a relatively small number of link products sold during the year and by adding a provision for obsolescence of $758,554 expensed to cost of sales related to the carrying value of the registrant's WiFiber II GigE links, as well as a write down of the carrying value of remaining WiFiber II parts inventory by $152,784. For the year ended December 31, 2005, the registrant only had partial (first year) sales, with a negative gross margin, primarily volume driven, and the level is not comparable to 2006.

      General and administrative expenses increased to $6,582,696 for the year ended December 31, 2006, from $4,115,219 in the comparable 2005 period. The increase of $2,317,477 was primarily due to increased legal and professional fees including investment banking fees, higher insurance premiums due to increased levels of coverage taken, costs associated with compliance with the requirements of the Sarbanes-Oxley Act, costs of implementation of a integrated managerial accounting system, and expenses related to employee share-based compensation required to be recognized in 2006

      Selling and marketing expenses increased to $4,985,772 for the year ended December 31, 2006, from $2,873,918 in 2005. The increase was attributable to expenses related to employee share-based compensation required to be recognized in 2006, increased benefit levels for sales and business development personnel and increased sales activity and related travel expenses, particularly international travel associated with development of geographically dispersed reseller agreements and customer development in the Middle East in 2006.

      Service, install and link operations expenses increased to $3,191,196 for the year ended December 31,2006 from $1,234,945 in the comparable 2005 period. The $1,956,251 increase over 2005 was primarily as a result of expenses attributable to employee share-based compensation required to be recognized in 2006, increases in salaries and benefits of the personnel that install the registrant's products, travel to support installed customers' link testing and operations, the commencement of operation of the registrant's Network Operations Center ("NOC") as well as supplies and equipment for daily operations. Effective January 31, 2007, the NOC was closed. In the future, the registrant will provide such support services as are required by its customer base from its Durham, North Carolina office.

      As a result of the foregoing, the registrant expects to report a net loss of $20,234,560 for the year ended December 31, 2006, compared to net loss of $15,306,358 for the year ended December 31, 2005.


                              GigaBeam Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  April 2, 2007           By   /s/ Leighton J. Stephenson        .
                              --------------------------------------------
                              Leighton J. Stephenson Chief Financial Officer

      Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

      1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

      2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the commission files.

      3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

      4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

      5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).